UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒.            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

APPENDIX 4E

Preliminary Final Report

Orbital Corporation Limited

ABN 32 009 344 058

Financial year ended 30 June 2010

Results for announcement to the market

		A$’000			A$’000

Total revenue	UP	752	5%	to	17,265

Net profit from ordinary activities after tax attributable to members	UP	6,967	NA	to	4,516

Net profit attributable to members	UP	6,967	NA	to	4,516

	2010	2009

Net tangible assets per share (cents)	4.00	3.46

There is no proposal to pay dividends for the year ended 30 June 2010

Commentary on results for the period

The Commentary on the results for the period is contained in the press release dated 27 August 2010 accompanying this statement.

Annual Meeting

The annual meeting will be held as follows:

Place:	Rydges Hotel
Corner Hay and King Streets
Perth
Western Australia

Date:	Thursday 28 October 2010

Time:	10.00am

Approximate date the annual report will be available: 24 September 2010

Audit

This report is based on accounts which have been audited. (see attached Annual Report)

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2010

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in its associates for the year ended 30 June 2010 and the auditors’ report thereon.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

1. DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Mr William Peter Day, LLB, MBA, FCPA, FCA, GAICD

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007. Mr Day retired as Chief Financial Officer of the global packaging group Amcor in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminium Corporation (USA) and Managing Director, CRA Business Services in Australia.

He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission. Mr Day is a non-executive director of Ansell Limited (appointed 20 August 2007), SAI Global Limited (appointed 15 August 2008) and Centro Retail Trust Limited (also Chairman appointed 01 October 2009). He is also involved in a number of public interest activities.

Mr John Grahame Young, LLB, FTIA, TEP

Independent Non-Executive Director

Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

Dr Mervyn Thomas Jones, B.Eng (Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), MAICD, MIoD (NZ)

Independent Non-Executive Director

Joined the Board in March 2008. Dr Jones has more than 35 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China. Dr Jones is also a non-executive director of Pacific Environment Limited (appointed 3 July 2009, appointed Chairman 16 February 2010). Dr Jones chairs the Company’s Human Resources, Remuneration and Nomination Committee.

Dr Vijoleta Braach-Maksvytis, Bsc (Hons), Ph.d, MAICD

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis is a Member of the Australian Federal Government’s Green Car Innovation Fund Committee, on the advisory board of the Intellectual Property Research Institute of Australia, and is also a member of a number of other public interest boards.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Mr Terry Dewayne Stinson, BBA (Hons)

Managing Director and Chief Executive Officer

Joined the Board in June 2008. Mr Stinson has been a senior executive with Siemens VDO, Europe’s largest engineering conglomerate (recently purchased by Continental Corporation), with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support operations in every country where automobiles are manufactured. Mr Stinson has also served as a representative Director for Siemens VDO on the Synerject Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company.

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009.

2. COMPANY SECRETARY

Mr Ian G Veitch B.Bus CA was appointed to the position of Company Secretary on 1 July 2009. He is a Chartered Accountant with over 17 years experience in corporate accounting.

3. DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

Director	Directors’ Meetings		Audit Committee Meetings		Human Resources, Remuneration & Nomination Committee Meetings
	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*
W P Day	10	10	4	4	4	4
T D Stinson	9	10	—	—	—	—
J G Young	10	10	4	4	4	4
M T Jones	10	10	4	4	4	4
V Braach-Maksvytis	9	10	4	4	4	4

*	number of meetings held during the time the director held office during the year.

4. CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Orbital Corporation Limited is responsible for the corporate governance of the Group. The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable.

The table below summarises the Group’s compliance with the Corporate Governance Council’s Recommendations.

	Recommendation	Comply Yes/No	Reference
Principle 1 - Lay solid foundations for management and oversight

1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes	Page 5

1.2	Companies should disclose the process for evaluating the performance of senior executives.	Yes	Pages 8-9

1.3	Companies should provide the information indicated in the guide to reporting on Principle 1	Yes	Pages 5-12

Principle 2 - Structure the board to add value

2.1	A majority of the board should be independent directors.	Yes	Pages 5

2.2	The chair should be an independent director.	Yes	Pages 5

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Yes	Pages 5

2.4	The board should establish a nomination committee.	Yes	Page 5-6

2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes	Page 5

2.6	Companies should provide the information indicated in the guide to reporting on Principle 2.	Yes	Pages 5-12

Principle 3 - Promote ethical and responsible decision-making

3.1

Companies should establish a code of conduct and disclose the code or a summary of the code as to:

•     The practices necessary to maintain confidence in the company’s integrity.

•     The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders.

•     The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Yes	Website
3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of that policy.	Yes	Page 7

3.3	Companies should provide the information indicated in the guide to reporting on Principle 3	Yes	Pages 5-12

Principle 4 - Safeguard integrity in financial reporting

4.1	The board should establish an audit committee	Yes	Page 6

4.2

The audit committee should be structured so that it:

•     Consists only of non-executive directors

•     Consists of a majority of independent directors

•     Is chaired by an independent chair, who is not chair of the board

•     Has at least three members

		Yes	Page 6

4.3	The audit committee should have a formal charter.	Yes	Website

4.4	Companies should provide the information indicated in the Guide to reporting on Principle 4	Yes	Pages 5-12

Principle 5 - Make timely and balanced disclosure

5.1	Companies should establish written policies designed to ensure compliance with ASX listing rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	Page 7

5.2	Companies should provide the information indicated in the guide to reporting on Principle 5.	Yes	Pages 5-12

Principle 6 - Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	Pages 7

6.2	Companies should provide the information indicated in the guide to reporting on Principle 6.	Yes	Pages 5-12

Principle 7 - Recognise and manage risk

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	Pages 6-7

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks	Yes	Pages 6-7

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

7.3	The board should disclose whether it has received assurance from the chief executive officer [or equivalent] and the chief financial officer [or equivalent] that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes	Page 6

7.4	Companies should provide the information indicated in the guide to reporting on Principle 7.	Yes	Pages 5-12

Principle 8 - Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee.	Yes	Page 5-6

8.2	Companies should clearly distinguish the structure of nonexecutive directors’ remuneration from that of executive directors and senior executives.	Yes	Page 7-12

8.3	Companies should provide the information indicated in the Guide to reporting on Principle 8.	Yes	Pages 5-12

4.1 BOARD OF DIRECTORS AND ITS COMMITTEES

Role of the Board

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. Details of the board’s charter is located on the Company’s website (www.orbitalcorp.com.au).

The board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Director Education

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•

within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

Review of Board Performance

The Human Resources, Remuneration and Nomination Committee is responsible for determining the process for evaluating Board performance. Evaluations are conducted by way of questionnaires appropriate in scope and content to effectively review:

•	the performance of the Board and each of its committees against the requirements of their respective charters; and

•	the individual performance of the Chairman and each director.

The performance of each director retiring at the next AGM is taken into account by the Board in determining whether or not the Board should support the re-election of the director.

4.2 HUMAN RESOURCES, REMUNERATION AND NOMINATION COMMITTEE

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr M T Jones (Chairman), Mr W P Day, Mr J G Young, and Dr V Braach-Maksvytis.

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4.3 AUDIT COMMITTEE

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr W P Day, Dr M T Jones, and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2010 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

4.4 RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Risk Profile

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the Group has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

4.5 ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•

Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

4.6 CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act 2001 requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•

Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. We encourage all shareholders to register email contact details on our website to enable concurrent electronic communication. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

5. REMUNERATION REPORT - AUDITED

5.1 Principles of compensation - audited

This Remuneration Report outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and company. Details of KMP are listed in table 5.2

The Remuneration Report also includes remuneration disclosures for two senior managers of the Group who are not KMP but are within the 5 highest paid members of staff not being directors.

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

The performance of the Group depends upon the quality of its directors and executives. To prosper, the Company must attract, motivate and retain highly skilled directors and executives. To this end, the Company embodies the following principles in its remuneration framework:

•	provide competitive rewards to attract high calibre executives;

•	link executive rewards to shareholder value and company performance;

•	have a significant portion of executive remuneration ‘at risk’; and

•	establish appropriate, demanding performance hurdles for variable executive remuneration.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

In addition to their salaries, the Group also provides non-cash benefits to its key management personnel.

Executive Directors and Senior Managers

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Compensation levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the Group. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives’ compensation is competitive in the market place. A senior executive’s compensation is also reviewed on promotion.

Performance-linked compensation

Performance linked compensation includes both medium-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The medium-term incentive (MTI), which has replaced the short term incentive, is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Profit after tax, Pro-rata Consolidated Sales and Operating Cash Flows are considered in setting the MTI as they are considered important medium term performance targets. Dividends, changes in share price, and return of capital are included in the Total Shareholder Return (“TSR”) calculation which is the performance criterion, along with EPS, for the LTI.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Company performance for the current year and last 4 years is as follows:

	2010	2009	2008	2007	2006
Profit after tax	4,516	(2,451)	469	1,333	515
Pro-rata consolidated sales	61,081	63,867	59,875	65,004	49,786
Operating cash flows	(4,372)	(856)	73	(182)	(1,868)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.050)	(0.035)	(0.190)	0.209	(0.014)
Return of capital	—	—	—	—	—

Medium-term Incentives

Executive directors and senior executives may receive bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term. The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee on 20 October 2009 relate to 1) Profit after tax, 2) Pro-rata Consolidated Sales, and 3) Operating Cash Flows. These three measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance.

The medium term incentives are based on the following minimum thresholds 1). Profit (after provision for bonuses), 2). Pro-rata Consolidated Sales >$100 million, and 3). Positive Operating Cash Flow.

The bonus elements 2 and 3 can only be paid if element 1 is achieved. Achievement of the KPI’s may result in bonuses of between 0 – 180% of total fixed remuneration. The maximum bonus is only payable if the stretch targets on all KPI’s are achieved. No bonus is awarded where performance falls below a minimum. No bonus is awarded unless a target is achieved which is higher than that which has already been achieved and rewarded.

Estimates of the minimum and maximum possible total value of the award is as follows:

Name	Position	Amount (Min - Max)
Terry Stinson	Chief Executive Officer	0 - $	630,000
Keith Halliwell	Chief Financial Officer	0 - $	359,478
Tony Fitzgerald	Director, Orbital Autogas Systems	0 - $	332,013
Geoff Cathcart	Director, Consulting Services and Engineering	0 - $	269,325
David Worth	Chief Engineer	0 - $	166,971
Ian Veitch	Company Secretary	0 - $	72,114

As a result of the KPI in relation to profit after tax being achieved in the year ended 30 June 2010 the following medium term incentives are payable for the current financial year:

Name	Position	Amount
Terry Stinson	Chief Executive Officer	$140,000
Keith Halliwell	Chief Financial Officer	$79,884
Tony Fitzgerald	Director, Orbital Autogas Systems	$73,781
Geoff Cathcart	Director, Consulting Services and Engineering	$59,850
David Worth	Chief Engineer	$37,105
Ian Veitch	Company Secretary	$16,025

No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

Long-term Incentives

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders. Executive Directors do not participate in Share Plan No.1.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will be granted for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based 50% (FY2010 offer)(100%: FY2009 and FY2008 offers) on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% (FY2010 offer)(0%: FY 2009 and FY2008 offer) on Earnings Per Share (EPS), apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will be granted under the FY2009 or FY2008 offers unless the Company’s TSR is at or above the 50th percentile.

No shares will be granted under the FY2010 offer unless the Company’s TSR is at or above the 50th percentile or the EPS for the year ended 30 June 2012 is at or above 1.5 cents per share.

TSR Performance targets under the LTI were met in FY2010 and as a result 911,400 (2009: 891,000) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2009, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	2,000,000	$0.25
2	2,000,000	$0.50
3	2,000,000	$0.75
4	2,000,000	$1.00
5	1,250,000	$2.00
6	1,250,000	$3.00
7	1,000,000	$5.00

The target share prices were chosen as they directly align the directors reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended 30 June 2010.

Service Agreements

The service contract for the Chief Executive Officer is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The Chief Executive Officer has the right to terminate the contract on 3 months notice. The Chief Executive Officer has no entitlement to a termination payment in the event of removal for misconduct.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. As part of the terms and conditions of employment the Company does not permit executives to enter into arrangements limiting their exposure to risk in relation to the unvested LTI awards.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum. The Chairman of the Human Resources, Remuneration and Nomination Committee receives an additional fee of $5,000 per annum for that position.

Non-executive Directors do not receive performance related remuneration.

5.2 Directors’ and Executive Officers’ Remuneration Company and Group - audited

Details of the nature and amount of each major element of remuneration of each director of the Company and each of the five named Company executives, and relevant group executives who receive the highest remuneration are:

		Short Term			Post Employment	Share Based Payments		Total $	Proportion of remuneration performance related %
	Year	Salary and Director’s Fees $	Cash Bonuses $ (a)	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)
Directors

Non-executive

W Peter Day Chairman (Non-executive)	2010	96,376	—	96,376	8,674	—	—	105,050	—
	2009	96,376	—	96,376	8,674	—	—	105,050	—

J Grahame Young Director (Non-executive)	2010	52,358	—	52,358	4,712	—	—	57,070	—
	2009	52,358	—	52,358	4,712	—	—	57,070	—

Mervyn T Jones Director (Non-executive)	2010	55,092	—	55,092	4,958	—	—	60,050	—
	2009	52,940	—	52,940	4,764	—	—	57,704	—

Vijoleta Braach Maksvytis Director (Non-executive)	2010	50,505	—	50,505	4,545	—	—	55,050	—
	2009	50,505	—	50,505	4,545	—	—	55,050	—

Total Consolidated, all non-executive directors	2010	254,331	—	254,331	22,889	—	—	277,220	—
	2009	252,179	—	252,179	22,695	—	—	274,874	—

Executive

Terry D Stinson (e) Director and Chief Executive Officer	2010	321,101	140,000	461,101	38,532	58,383	49,283	607,299	40.8%
	2009	321,101	—	321,101	38,532	25,133	33,019	417,785	13.9%

Total Consolidated, all specified directors	2010	575,432	140,000	715,432	61,421	58,383	49,283	884,519	28.0%
	2009	573,280	—	573,280	61,227	25,133	33,019	692,659	8.4%

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

	Year	Short Term			Post Employment	Share Based Payments		Total $	Proportion of remuneration performance related %
		Salary and Director’s Fees $	Cash Bonuses $ (a)	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)

Key Management Personnel

Keith A Halliwell Chief Financial Officer	2010	245,701	79,884	325,585	27,439	46,982	—	400,006	31.7%
	2009	245,956	—	245,956	27,098	45,723	—	318,777	14.4%

B Anthony Fitzgerald Director, Orbital Autogas Systems	2010	225,629	73,781	299,410	27,076	39,917	—	366,403	31.0%
	2009	227,564	—	227,564	24,497	37,353	—	289,414	12.9%

Geoff P Cathcart Director, Consulting Services & Engineering	2010	186,998	59,850	246,848	16,669	31,172	—	294,689	30.9%
	2009	186,998	—	186,998	16,669	24,690	—	228,357	10.7%

Specified Senior Managers

David R Worth (f) Chief Engineer	2010	170,203	37,105	207,308	20,424	16,002	—	243,734	21.8%
	2009	165,106	—	165,106	19,813	17,280	—	202,199	8.5%

Ian G Veitch (f) Company Secretary	2010	147,926	16,025	163,951	12,325	11,448	—	187,724	14.6%

Sam Leighton (f) Director, Sales & Marketing	2009	160,486	—	160,486	19,258	10,725	—	190,469	5.6%

Total Consolidated, all specified executives	2010	976,457	266,645	1,243,102	103,933	145,521	—	1,492,556	27.6%
	2009	986,110	—	986,110	107,335	135,771	—	1,229,216	11.0%

Notes in relation to the table of directors’ and executive officers remuneration – audited

(a)	Bonuses are those paid or accrued as payable in relation to the year reported.
(b)	The fair value of the employee share plan is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan (“ELTSP”) is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognised in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of rights issued under the ELTSP on grant date:

Grant Date	Life	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%
31-Aug-09	3 years	3.8 cents	nil	5.5 cents	65.00%	5.03%

(d)	The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate

31-Aug-08	10 years	4.7 cents	$0.25	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	3.5 cents	$0.50	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	2.8 cents	$0.75	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	2.3 cents	$1.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	1.3 cents	$2.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	0.9 cents	$3.00	7.9 cents	55.00%	5.75%
31-Aug-08	10 years	0.5 cents	$5.00	7.9 cents	55.00%	5.75%

(e)	Mr Stinson was appointed to the Board effective 21 June 2008
(f)	Mr Worth, Mr Veitch and Mr Leighton are included above as their remuneration is within the 5 highest paid executives not being directors or KMP.

5.3 Analysis of Bonuses and Performance Based Remuneration - audited

The medium-term cash bonus for the current year was $406,645 (2009: $nil).

The amount of cash bonus was determined by reference to the audited profit of the Group for the year ended 30 June 2010 and in accordance with the medium term incentive plan approved by the Board of Directors in October 2009 as detailed on page 8. The medium-term cash bonus was fully vested in the recipient in the financial year. No amounts vest in future years in respect of the bonus scheme.

No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

5.4 Equity Instruments - audited

All shares refer to ordinary shares of Orbital Corporation Limited.

5.4.1 Analysis of Shares Offered as Compensation - audited

Details of the nature and amount of the shares offered under the LTI to each key management person and specified senior managers during the reporting period are as shown below. Please refer to footnote (b) below for the terms and conditions relating to the granting of the rights offered under the Executive Long Term Share Plan.

		Employee Share Plan No. 1			Executive Long Term Share Plan			Performance Rights Plan
		Number of shares issued	Share Price	Value (a) $	Number of Rights Granted	Value (b) $	Number of Rights Vested	Number of Rights Granted	Value (c) $	Number of Rights Vested
Directors

Executive
T D Stinson	2010	—	—	—	5,250,000	244,125	—	—	—	—
	2009	—	—	—	1,300,000	75,400	—	11,500,000	298,500	—
Key Management Personnel

K A Halliwell	2010	16,246	$0.0616	1,000	2,665,000	123,923	409,200	—	—	—
	2009	19,234	$0.0520	1,000	700,000	40,600	423,000	—	—	—
B A Fitzgerald	2010	16,246	$0.0616	1,000	2,460,000	114,390	341,000	—	—	—
	2009	19,234	$0.0520	1,000	700,000	40,600	351,000	—	—	—
G P Cathcart	2010	16,246	$0.0616	1,000	1,995,000	92,768	161,200	—	—	—
	2009	19,234	$0.0520	1,000	400,000	23,200	117,000	—	—	—

Specified Senior Managers

DW Worth	2010	16,246	$0.0616	1,000	695,000	32,318	148,800	—	—	—
	2009	19,234	$0.0520	1,000	250,000	14,500	108,000	—	—	—
IG Veitch	2010	16,246	$0.0616	1,000	600,000	27,900	31,000	—	—	—
	2009	19,234	$0.0520	1,000	250,000	8,700	—	—	—	—

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2009 and 31 October 2008 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights (2010: 4.6 cents and 2009: 5.8 cents) offered on 31 August 2009 and 31 August 2008 respectively using a Monte-Carlo simulation model. The granting of the shares offered on 31 August 2009 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 1.5 cents per share for the year ending 30 June 2012. The granting of the shares offered prior to 31 August 2009 is subject to the achievement of a single performance condition related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were met in respect of shares offered in August 2006 and August 2005 and shares in relation to those offers were vested at the expiration of the performance period during the 2010 and 2009 financial years.
(c)	Represents the fair value of performance rights offered on 31 August 2008 using a Monte-Carlo simulation model. The granting of these performance rights is subject to the Company attaining the specified share price target within eight years from the date of grant of the performance right and the specified share price target is also achieved at the end of two years from the date the target is first achieved. No specified share price targets have been met since the performance rights were offered in 2008.

5.4.2 Modification of terms of equity-settled share-based payment transactions - audited

The performance hurdles used for the determination of the number of shares that executives actually receive for the offer made in August 2009 differ from the performance hurdles of offers made in previous financial years. The granting of the shares offered on 31 August 2009 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 1.5 cents per share for the year ending 30 June 2012. The granting of the shares offered prior to 31 August 2009 is subject to the achievement of a single performance condition related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period.

End of Remuneration Report

6. PRINCIPAL ACTIVITIES

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for applications in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the Group during the year.

7. CONSOLIDATED RESULT

The consolidated profit after income tax for the year attributable to the members of Orbital was $4,515,451 (2009:$2,451,250 loss)

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

8. OPERATING AND FINANCIAL REVIEW

The headline financial results for Orbital for the year ended 30 June 2010 are shown below.

			June 2010	June 2009
			$’000	$’000
Alternative Fuels
- Revenue			6,203	6,264
- Contribution			(1,727)	(739)

Consulting Services
- Revenue			9,621	8,798
- Contribution			1,031	319

Licences & royalties
- Revenue			1,199	1,115
- Contribution			37	(1,130)

Total Revenue			17,023	16,177
Total Contributions			(659)	(1,550)

Synerject

	June 2010	June 2009
	US$m	US$m
- Revenue (100%)	90.4	74.6

- Equity accounted profit			1,874	1,846

Other Income			644	128
Foreign exchange (loss)/gain			(97)	564
Finance costs (net)			(513)	(386)
Other expenses			(4,221)	(4,584)
Business development costs*			(595)	—
Government grant on restructure of loan*			7,695	—
Profit on sale of interest in Synerject (after tax)*			—	2,492

Profit/(Loss) before tax			4,128	(1,490)
Taxation (excluding tax effect of sale of interest in Synerject)			388	(961)

(Loss)/profit after tax			4,516	(2,451)

Underlying result (excluding one off items)			(2,584)	(4,943)

(* - one off items)

Alternative Fuels

	June 2010	June 2009
	$’000	$’000

Revenue	6,203	6,264
Contribution	(1,727)	(739)

Alternative fuel applications and system supply is a cornerstone of Orbital’s forward strategy.

Alternative Fuels is a market that is in focus globally. Automotive manufacturers are now developing multi and bi-fuel vehicles. CNG (Compressed Natural Gas) for automotive use grew at almost 20% globally 2009 vs. 2008. LPG (Liquid Petroleum Gas) is the low cost, lower emissions, automotive alternative fuel in Australia and Korea. The trucking industry is increasingly taking up LNG (Liquid Natural Gas) and CNG (Compressed Natural Gas) on a global basis. The reasons for the growth in the alternative fuel market are threefold; 1) Cost savings for the operator, 2) Reduction in greenhouse gas emissions and 3) Fuel security.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Orbital Autogas Systems (OAGS) generated revenue of $6,203,000 similar to FY09. In FY10 OAGS invested in building an LPG retrofit business underpinned by the latest technology liquid LPG systems. OAGS grew infrastructure over the past year in preparation for increased Ford and aftermarket sales. As a result overhead costs increased by approximately $1,000,000, including increased staff and larger premises and this business generated a loss of $1,727,000 compared with $739,000 in FY09.

Orbital is at the leading edge of several key developments and products in alternative fuel markets.

•

Firstly, OAGS “Liquid” LPG aftermarket kits have now been developed for some 25 popular vehicle models, as well as being the LPG system for the next generation of Ford Australia E-Gas vehicles. OAGS supplies the current technology “vapouriser” LPG systems to Ford Australia and to the retrofit market. Orbital’s new “Liquid” system gives customers the highest level of performance and meets the new Australian Design Regulation (ADR) 79/02 emission requirements implemented in Australia from July 2010 onwards. OAGS is contracted to supply Ford Australia’s next generation LPG injection systems, and recently entered the retrofit market with “Liquid”. Market feedback to the new system has been positive. Whilst the Australian LPG aftermarket has remained subdued this year due to the low cost of petrol, the OAGS liquid LPG system, offering seamless performance relative to the baseline gasoline vehicle and carbon dioxide savings of up to 13%, is poised to see growth when petrol prices increase. Historically sales of LPG trend with the price of petrol. Introduction of the ADR 79/02 emission regulation dictates the use of more advanced LPG systems, either sequential vapour injection, or liquid LPG injection systems developed by OAGS. The “vaporiser” style LPG systems previously sold in Australia will not meet the new emissions standards. This change in legislation should drive future sales growth.

•

Natural gas vehicle production and conversion is increasing significantly around the world. Building on the OAGS business, and on Orbital’s 30 years of engine, combustion and engine management system experience, Orbital is seeking to capitalize on this emerging market. The LNG (Liquid Natural Gas) heavy duty transport market in Australia and Asia has the potential to be a significant opportunity for Orbital. In conjunction with Mitchell Corporation, Orbital is actively developing solutions to enable LNG dual fuel substitution with diesel for heavy duty, line haul transport. The prime driver for the truck user is the potential significant fuel cost savings, especially in the high mileage, heavy load applications typical in Australia.

•

Thirdly, Orbital is developing new FlexDITM ethanol applications working with our partners in Brazil, Sygma Motors and Vale Energy Solutions. The initial target is large displacement, heavy duty engines for power generation. Once developed the technology has the potential to move into heavy duty transport, mine haul and other applications in Brazil. Diesel industrial engines converted to run on ethanol can reduce the carbon dioxide emissions from these engines by up to 70% along with a significant reduction in the particulate emissions typically associated with diesel fuel operations. The use of ethanol in Brazil continues to grow in passenger car usage. The fuel is cost effective and renewable. FlexDITM can play a role in the expansion of ethanol applications in Brazil.

Orbital is also working on the extension of it’s FlexDITM in cylinder injection systems to gaseous applications. Direct injection of LPG and CNG is the next logical step in automotive applications, and Orbital is investigating potential opportunities in this field.

Consulting Services

	June 2010	June 2009
	$’000	$’000

Revenue	9,621	8,798
Contribution	1,031	319

Orbital provides engineering consulting services, design, development and testing in the areas of engine design, engine combustion, fuel systems, engine management systems, alternative fuels, engine and vehicle testing. Orbital provides fuel economy and emissions solutions to a wide variety of vehicle applications, from small displacement utility engines to large transportation and power generation applications.

Orbital Consulting Services (OCS) revenue increased by $823,000 (9.4%) to $9,621,000. Revenue was generated from a number of programs primarily in China and Brazil, being FlexDITM projects with Changan and Sygma respectively. The Changan program for the development of a passenger car with benchmark fuel efficiency using Orbital’s FlexDITM system is on schedule and meeting customer expectations. Orbital was awarded the first non-OEM Green Car Innovation Fund grant from the Australian Federal Government to undertake additional R&D to enhance the long term potential success of this program. Consulting services revenue from North American and Asian customers increased; other markets remained subdued.

In Australia, Orbital commenced a major program with Mitchell Corporation to provide expertise and development support for Mitchell’s existing LNG fuelled truck fleet, along with ongoing work to support Ford Australia for the introduction of OAGS’s LPG system for the next generation of E-Gas vehicles.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Orbital has implemented additional marketing strategies for this year, including the formation of the “Orbital Resource Group”, targeting service to the domestic resource/mining industry. The focus for this initiative is to use Orbital’s existing expertise and infrastructure to expand the domestic business base for consulting services.

In addition to contract engineering services, the OCS group provides technical support and R&D for Orbital’s strategic growth initiatives, ranging from assisting OAGS with the development of “Liquid” LPG aftermarket kits, through to advanced technology FlexDITM development for petrol and alternative fuels applications. Orbital remains committed to R&D and to the development of future product and business streams. One example is the R&D in spark ignition of heavy fuels which is now leading to new engineering and business opportunities with customers in Australia and North America.

The commissioning of OCS’s new heavy duty engine test facility was completed in August 2009, and now has a significant workload testing for customers and supporting internal development programs.

At 30th June 2010, OCS had an order book of $3,430,000.

Licences and Royalties

	June 2010	June 2009
	$’000	$’000

Revenue	1,199	1,115
Contribution	37	(1,130)

Orbital earns licence fees and royalties from manufacturers using Orbital’s FlexDITM systems and technology. The royalty bearing products today are in the marine, recreational and scooter/motorcycle markets.

Royalty and licence income of $1,199,000 was 7.5% higher than FY09. Marine royalty volumes increased by 45% as the US marine market recovered from lows in FY09; however the royalty revenue was negatively impacted by $180,000 due to the strengthening Australian dollar.

Following a very subdued market in the previous financial year due to the global financial crisis, the marine market in North America did show a level of improvement in the second half of FY10 with both increased sales and rebuilding of inventory, albeit still well short of the markets in 2006/2007.

Synerject

	June 2010	June 2009
	US$’000	US$’000

Revenue	90,375	74,635
Profit after tax	4,744	3,662
Operating cashflow, after capex	5,957	1,660

	A$’000	A$’000
Equity accounted contribution	1,874	1,846

Orbital holds a 42% (FY09 50%) interest in Synerject LLC, a joint venture entity with Continental Corporation. Synerject is a key supplier of engine management systems (EMS) to the non-automotive market, with small engine applications for scooters through to high performance motorcycles, outboards and snowmobiles.

Synerject’s revenue increased by 21% to US$90,375,000 due to a level of recovery in the North American marine market, the recently acquired Mercury electronic control unit business from Continental, and the launch of newly developed products including snowmobile in North America and Europe.

Synerject’s profit after tax under USGAAP increased by 30% to US$4,744,000 as a result of the revenue increase, cost control and efficiency improvements. Orbital’s equity accounted share of Synerject’s result was negatively impacted by adjustments required due to dissimilar accounting policies (A$403,000) and the strengthening Australian dollar (A$200,000).

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

As a result of the improved operating result and tight control of working capital Synerject generated US$5,957,000 operating cash flow for the year after investment in capex (2009: US$1,660,000), paid annual dividends of US$1,475,000 and remains in a strong financial position with a gearing ratio of 20% (FY09: 56%).

Synerject’s traditional recreational markets in North America and Europe were impacted, especially in the first half of the financial year, by the global financial crisis. Synerject, by stringent cost control and introduction of new products in the high end market, weathered the global financial crisis well. Improvements have been noted in the marine market in the second half of the financial year; however volumes are still well down on earlier years.

Taiwan has been a major scooter system market for Synerject this year. Synerject had the right product available at the right time to meet the very stringent in-field emission regulation that is driving nearly all scooter and motorcycle products to employ EMS in that market. Synerject is a major supplier to the 2 largest scooter manufacturers in Taiwan.

With the introduction of the Euro III level emission limits in China for motorcycles, Synerject, with its locations in Changchun and Chongqing, is well positioned to both support and supply domestic Chinese manufacturers as they seek fuel systems and technology to satisfy the emission requirements.

Other

In January 2010 Orbital renegotiated the terms of the $19,000,000 loan from the Western Australian Government due to be repaid in May 2014. The loan was replaced by an interest free $14,346,000 loan repayable over 15 years to 2025. The restructure resulted in a non cash gain of $7,695,000.

During the year Orbital incurred expenses of $595,000 being due diligence, legal and advisory costs for a potential acquisition and associated capital raising which did not progress.

Other income included $538,000 from the sale of ACIS credits (FY09: $120,000).

Orbital’s net cash outflow from operating activities was $5,049,000 (FY09: $2,097,000 outflow) reflecting the increased investment in OAGS operations, an increase in inventory and decrease in payables. A Commonwealth Government grant of $2,760,000 for the investment in a heavy duty engine testing facility was received in July 2008. This was invested in FY09 and FY10 with the facility commissioned in August 2009. Total investment in plant and equipment was $1,394,000 and the investment in OAGS Liquid LPG development including retrofit kits a further $1,128,000. During the year Orbital received its share of dividends from Synerject of $677,000.

At 30 June 2010 Orbital had cash of $3,608,000.

Outlook

The Orbital Board had anticipated that the operating result in FY10 would be similar to that achieved in FY09. We are pleased to report that after stripping out non operating items in both years, Orbital achieved a $2,359,000 improvement in the underlying result in FY10 and an underlying profit in the 2nd half year. This time last year Orbital targeted a return to profits in FY11 and the Board reinforces that guidance at this time.

Orbital continues to focus on strategic growth initiatives, primarily in alternative fuels, while continuing to support and grow FlexDITM applications. Increases in the price of transport fuel, and emissions legislation, will drive our growth. As our target markets continue to mature, Orbital will invest in technical and commercial opportunities in our domestic and international alternative fuel markets.

In FY10 OAGS relocated to bigger premises, took on and trained additional staff and put in place plans to roll out Orbital’s next generation LPG technology to OEM and aftermarket customers. Thus, OAGS will see revenue growth as the newly developed Liquid retrofit systems are available for marketing throughout Australia. OAGS will also commence supply of the next generation LPG system to Ford Australia in FY11.

Synerject’s revenues are projected to grow in the coming year as additional new products are introduced and traditional markets continue to recover from recent lows. The outlook for Synerject is good; recently launched snowmobile products are expected to grow and new products supporting high end recreational markets in North America will be launched. On the low end, but potentially high volume side of the business, Chinese and Asian motorcycle markets continue to mature and Synerject will take its first steps to enter the high volume utility engine segment. Orbital anticipates similar growth in its equity accounted share of Synerject’s profit. Synerject has been cashflow positive for many years, has a strong balance sheet and is expected to generate sufficient cashflow to support its growth plans while continuing to pay dividends.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

Orbital expects the Consulting Services business to perform in line with FY10. Projects involving Orbital’s FlexDITM will underpin the base workload with increased business in the alternative fuel sector, including projects utilising the recently commissioned heavy duty engine testing facility. Orbital’s engineering group undertook much of the development of the next generation LPG system for OAGS and will continue to support the Orbital group with research and development for new products and markets.

Orbital’s royalty generating product volumes increased in the 2nd half of FY10 and we expect to see that recovery continue. Revenues will continue to be impacted by fluctuations in the Australian dollar as most royalties are denominated in US dollars.

Cashflow management will be very important in FY11. The cash outflow in FY10 was mainly due to increased investment in OAGS. This included the operating loss of $1,727,000 as we put in place the infrastructure for growth, increased working capital, and invested in plant and equipment and development of a range of liquid retrofit kits. That investment is mainly behind us and therefore cash requirements will be significantly reduced in FY11. We do however anticipate sales growth and therefore increased working capital requirements. Orbital’s cash reserves will be reduced in FY11 but be sufficient to support anticipated ongoing operational requirements. The Board targets a return to positive cashflow in FY12.

The Board proposes to free up capital to invest strategically in cash-generating opportunities and complementary business acquisitions. Accordingly, Orbital recently advertised its property in Perth for sale with a long term leaseback. The proceeds from the sale of the property would also provide a cash reserve and materially strengthen the balance sheet.

Orbital will continue to develop existing design, manufacturing, development and testing of engines and engine management systems in Perth at the same time as assessing opportunities to increase the global commercial scope of their various business streams.

The Orbital Board looks forward to FY11 with confidence.

9. DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

10. STATE OF AFFAIRS

There were no significant changes in the state of affairs of the Group during the financial year, other than as reported elsewhere in the financial statements.

11. EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

12. LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information as to the likely developments in the operations of the Group is set out in the review of operations above. Further information as to the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the Group.

13. DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares	ELTSP Rights	Performance Rights
W P Day	100,000	—	—
T D Stinson	2,500,880	6,550,000	11,500,000
J G Young	748,537	—	—
M T Jones	180,000	—	—
V Braach-Maksvytis	—	—	—

	3,529,417	6,550,000	11,500,000

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2010

14. SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

15. INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as disclosure is prohibited under the terms of the contract.

16. NON-AUDIT SERVICES

During the year Ernst & Young, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, Ernst & Young, and its related practices for audit and non-audit services provided during the year are shown in note 40 to the financial statements.

17. LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 17 forms part of the directors’ report for the financial year ended 30 June 2010.

18. ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:

/S/ W P DAY	/S/ T D STINSON
W P DAY	T D STINSON
Director	Managing Director

Dated at Perth, Western Australia this 26th day of August 2010.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2010

Auditor’s independence declaration to the Directors of Orbital Corporation Limited

In relation to our audit of the financial report of Orbital Corporation Limited and its controlled entities for the year ended 30 June 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/S/ ERNST & YOUNG
Ernst & Young

/S/ G LOTTER
G Lotter
Partner
Perth

26 August 2010

Liability limited by a scheme approved under Professional Standards Legislation

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	CONSOLIDATED
		2010	2009
		$’000	$’000

Engineering services income		9,621	8,798
Sale of goods		6,203	6,264
Licence and royalty income		1,199	1,115
Other revenue	7	242	336

Total Revenue		17,265	16,513

Other income	8	8,759	4,370
Raw materials and consumables used	9(d)	(5,245)	(6,284)
Change in inventories of finished goods and work in progress	9(d)	638	1,387
Employee benefits expenses	9(a)	(10,792)	(9,820)
Depreciation and amortisation		(1,004)	(1,094)
Engineering consumables and contractors		(2,085)	(1,534)
Travel and accommodation		(866)	(1,187)
Communications and computing		(791)	(715)
Patent costs		(338)	(431)
Insurance costs		(441)	(404)
Audit, compliance and listing costs		(560)	(693)
Finance costs	9(b)	(755)	(726)
Other expenses	9(c)	(1,531)	(1,532)

Share of profit from equity accounted investment	16	1,874	1,846

Profit/(loss) before income tax		4,128	(304)
Income tax (expense)/benefit	10(a)	388	(2,147)

Profit/(loss) for the year attributable to the members of the parent entity		4,516	(2,451)

Earnings per share:
Basic earnings per share (in cents)	11	0.94	(0.51)
Diluted earnings per share (in cents)	11	0.93	(0.51)

The income statements are to be read in conjunction with the notes to the financial statements set out on pages 23 to 68.

STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2010

	CONSOLIDATED
	2010	2009
	$’000	$’000

Net profit/(loss) for the period	4,516	(2,451)

Other comprehensive income
Foreign currency translation	(1,169)	3,680
Share of cash flow hedge reserve for equity accounted investment	—	72

Other comprehensive income for the year, net of tax	(1,169)	3,752

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	3,347	1,301

Total comprehensive income for the period attributable to owners of the parent	3,347	1,301

The statements of comprehensive income is to be read in conjunction with the notes to the financial statements set out on pages 23 to 68.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2010

	Share Capital	Retained Profits/ (Accumulated Losses)	Employee Equity Benefits Reserve	Foreign Currency Transalation Reserve	Cash Flow Hedge Reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At 1 July 2008	225,720	(207,773)	896	(3,281)	(72)	15,490

Loss for period	—	(2,451)	—	—	—	(2,451)
Other comprehensive income	—	—	—	3,680	72	3,752

Total comprehensive income for the period	—	(2,451)	—	3,680	72	1,301

Transactions with owners in their capacity as owners
Cancelled share capital	(207,000)	207,000	—	—	—	—

Shares issued in accordance with share plan	248	—	(248)	—	—	—
Share based payments	87	—	236	—	—	323

Balance at 30 June 2009	19,055	(3,224)	884	399	—	17,114

At 1 July 2009	19,055	(3,224)	884	399	—	17,114

Profit for period	—	4,516	—	—	—	4,516
Other comprehensive income	—	—	—	(1,169)	—	(1,169)

Total comprehensive income for the period	—	4,516	—	(1,169)	—	3,347

Transactions with owners in their capacity as owners

Shares issued in accordance with share plan	117	—	(117)	—	—	—
Share based payments	89	—	250	—	—	339

Balance at 30 June 2010	19,261	1,292	1,017	(770)	—	20,800

The statements of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages 23 to 68.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2010

		2010	2009
		$’000	$’000

Assets
Current assets
Cash and cash equivalents	12	3,608	6,623
Other financial assets	13	—	3,500
Trade and other receivables	14	5,084	5,080
Inventories	15	3,722	3,084

Total Current Assets		12,414	18,287

Non-Current Assets
Investment in associate	16	11,534	11,264
Deferred tax assets	17	5,215	5,054
Property, plant & equipment	18	7,911	7,397
Intangibles and goodwill	19	1,525	533

Total Non-Current Assets		26,185	24,248

Total Assets		38,599	42,535

Liabilities
Current liabilities
Trade payables and other liabilities	20	2,676	3,841
Interest bearing borrowings	21	2,056	1,520
Employee benefits	23	2,420	1,033
Deferred revenue	24	316	—
Government grants	27	225	—
Other provisions	25	173	92

Total Current Liabilities		7,866	6,486

Non-current liabilities
Long term borrowings	26	7,604	14,873
Employee benefits	23	455	1,302
Government grants	27	1,874	2,760

Total Non-Current Liabilities		9,933	18,935

Total Liabilities		17,799	25,421

Net Assets		20,800	17,114

Equity
Share capital	28	19,261	19,055
Reserves	29	247	1,283
Retained profits/(Accumulated losses)	29	1,292	(3,224)

Total Equity		20,800	17,114

The balance sheets are to be read in conjunction with the notes to the financial statements set out on pages 23 to 68.

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2010

	NOTE	CONSOLIDATED
		2010	2009
		$’000	$’000

Cash Flows from Operating Activities
Cash receipts from customers		17,947	21,385
Cash paid to suppliers and employees		(22,925)	(23,137)

Cash used in operations		(4,978)	(1,752)
Interest received		242	336
Interest paid		(107)	—
Income taxes paid		(206)	(681)

Net cash used in operating activities	34	(5,049)	(2,097)

Cash Flows from Investing Activities
Dividend received from associate		677	4,577
Proceeds from sale of property, plant & equipment		44	—
Acquisition of property, plant & equipment		(1,394)	(3,226)
Costs incurred on development of intangibles		(1,128)	(170)
Redemption/(acquisition) of short term deposits		3,500	(3,500)

Net cash provided by/(used in) investing activities		1,699	(2,319)

Cash Flows from Financing Activities
Proceeds from borrowings		536	1,520
Repayment of borrowings		(200)	—

Net cash provided by financing activities		336	1,520

Net decrease in cash and cash equivalents		(3,014)	(2,896)

Cash and cash equivalents at 1 July		6,623	8,804

Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(1)	715

Cash and cash equivalents at 30 June	12	3,608	6,623

Non-Cash Investing Activities

On 31 March 2009, the Group executed contracts that offset the requirement for the payment of US$4,000,000 to maintain a 50% interest in Synerject with the entitlement to receive US$4,000,000 for the sale of an 8% interest in Synerject.

There were no other non-cash investing or financing activities for the years ended 30 June 2009 and 2010.

Refer to note 6 for details of non-cash operating items.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 23 to 68.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

1. REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2010 comprises the Company and its subsidiaries (together referred to as the “Group”) and the Group’s investment accounted for using the equity method.

The consolidated financial report was authorised for issue by the directors on 26 August 2010.

2. BASIS OF PREPARATION

(a) Statement of Compliance

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis.

(c) Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

(d) Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 5.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year except as follows:

The Group has adopted the following relevant new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2009.

•	AASB 2009-2 Amendments to Australian Accounting Standards - Improving disclosures about financial instruments (IFRS 7)

•	AASB 8 Operating Segments (IFRS 8)

•	AASB 3 Business Combinations (revised 2008) (IFRS 3)

•	AASB 101 Presentation of Financial Statements (revised 2007) (IAS 1 (revised))

•	AASB 123 Borrowing Costs (revised 2007) (IAS 23 (revised))

•	AASB 2008-1 Amendments to Australian Accounting Standard [AASB 2] - Share-based Payment: Vesting Conditions and Cancellations (IFRS 2 (revised))

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) New Accounting Standards and Interpretations (continued)

•	AASB 2008-5 Amendments to Australian Accounting Standards arising from the Annual Improvements Project (IAS Improvements Project)

•	AASB 2008-6 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1 & AASB 5] (IAS Improvements Project)

•	AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (IAS 27 (Revised))

•	AASB 127 Consolidated and Separate Financial Statements (revised 2008) (IAS 27 (revised))

•	AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project (IAS Improvements Project)

•	AASB 2009-6 Amendments to Australian Accounting Standards (IAS Improvements Project)

These Standards and Interpretations are applicable to 30 June 2010 year ends.

When the adoption of the Standard or Interpretation is deemed to have an impact on the financial statements of the Group, its impact is described below:

AASB 2009-2 Amendments to Australian Accounting Standards – Improving disclosures about financial instruments (IFRS 7)

The amended Standard requires additional disclosures about fair value measurement and liquidity risk. Fair value measurements related to all financial instruments recognised and measured at fair value are to be disclosed by source of inputs using a three level fair value hierarchy, by class. In addition, a reconciliation between the beginning and ending balance for level 3 fair value measurements is now required, as well as significant transfers between levels in the fair value hierarchy. The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management. The fair value measurement disclosures are presented in note 4. The liquidity risk disclosures are not significantly impacted by the amendments and are presented in note 4.

AASB 127 Consolidated and Separate Financial Statements (revised) (IFRS 27)

The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. This is different to the Group’s previous accounting policy where transactions with minority interests were treated as transactions with parties external to the group.

AASB 8 Operating Segments (IFRS 8)

AASB 8 replaced AASB 114 Segment Reporting upon its effective date. The Group concluded that the operating segments determined in accordance with AASB 8 are the same as the business segments previously identified under AASB 114. AASB 8 disclosures are shown in note 6, including the related revised comparative information.

AASB 101 Presentation of Financial Statements (IAS 1 (revised))

The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity and included in the new statement of comprehensive income. The statement of comprehensive income presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present two statements.

AASB 123 Borrowing Costs (IAS 23(Revised))

The revised AASB 123 requires capitalisation of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. The Group’s previous policy was to expense borrowing costs as they were incurred. In accordance with the transitional provisions of the amended AASB 123, the Group has adopted the Standard on a prospective basis. Therefore, borrowing costs are capitalised on qualifying assets with a commencement date on or after 1 July 2009. The Group did not capitalise any borrowing costs in the current year.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) New Accounting Standards and Interpretations (continued)

AASB 3 Business Combinations (revised 2008)(IFRS 3)

The revised standard introduces significant changes in the accounting for business combinations occurring after 1 July 2009. Changes affect the valuation of non-controlling interests (previously “minority interests”), the accounting for transaction costs, the initial recognition and subsequent measurement of contingent consideration and business combinations achieved in stages. These changes will impact the amount of goodwill recognised, the reported results in the period when an acquisition occurs and future reported results.

AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate

The amendments delete the reference to the “cost method” making the distinction between pre and post acquisition profits no longer relevant. All dividends received are now recognised in profit or loss rather than having to be split between a reduction in the investment and profit and loss. However the receipt of such dividends requires an entity to consider whether there is an indicator of impairment of the investment in that subsidiary.

The amendments further clarify cases or reorganisations where a new parent is inserted above an existing parent of the group. It states that the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. The adoption of these amendments did not have any impact on the financial position or the performance of the Group.

Annual Improvements Project

The adoption of the following amendments resulted in changes to accounting policies but did not have any impact on the financial position or performance of the Group.

•

AASB 120 Accounting for Government Grants and Disclosures of Government Assistance: loans granted with no or low interest will not be exempt from the requirement to impute interest. Interest is to be imputed on loans granted with below-market interest rates. This amendment did not impact the Group as interest was already being imputed on interest-free loans.

•

AASB 123 Borrowing Costs: the definition of borrowing costs is revised to consolidate the two types of items that are considered components of “borrowing costs” into one - the interest expense calculated using the effective interest rate method calculated in accordance with AASB 139. The Group has amended its accounting policy accordingly which did not result in any change in its statement of financial position.

•

AASB 128 Investment in Associates: an investment in an associate is a single asset for the purpose of conducting the impairment test, including any reversal of impairment. Any impairment is not separately allocated to the goodwill included in the investment balance. Any impairment is reversed if the recoverable amount of the associate increases. The Group has amended its impairment accounting policy accordingly. The amendment had no impact on the Group’s financial position or performance.

•

AASB 136 Impairment of Assets: when discounted cash flows are used to estimate “fair value less cost to sell” additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate “value in use”. The Group has amended its disclosures accordingly in note 19. The amendment also clarified that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in AASB 8 before aggregation for reporting purposes. The amendment has no impact on the Group as the annual impairment test is performed before aggregation.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Group entities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of Consolidation

(i) Subsidiaries

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intragroup transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. The acquisition method of accounting involves recognising at acquisition date, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The identifiable assets acquired and the liabilities assumed are measured at their acquisition date fair values.

The difference between the above items and the fair value of the consideration (including the fair value of any pre-existing investment in the acquiree) is goodwill or a discount on acquisition.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interest.

•	Derecognises the cumulative translation differences, recorded in equity.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss.

(ii) Associate

The Group’s investment in its associate is accounted for using the equity method of accounting in the consolidated financial statements. The associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture.

The Group generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

The Group’s share of its associates’ post-acquisition profit or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the associate reduce the carrying amount of the investment.

When the Group’s share of losses in the associate equals or exceeds its interest in the associate, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The associate’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Basis of Consolidation (continued)

(iii) Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold or, if not consumed or sold, when the Group’s interest in such entities is disposed of.

(c) Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii) Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of balances representing the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

(d) Financial Instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Trade receivables

Subsequent to initial recognition, trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Financial Instruments (continued)

Cash

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days. Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade payables

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Interest bearing borrowings

Included in current liabilities is an amount owing under a trade finance facility utilised for the import of inventory. The trade finance facility provides loans of up to 180 days with interest payable at maturity. The loans are initially recognised at the fair value of consideration received plus transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Long term borrowings

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,164 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan is accounted for as a government grant as disclosed in note 26.

(ii) Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii) Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv) Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(v) Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(f) Intangibles

(i) Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials and direct labour. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii) Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs, not qualifying for capitalisation, are expensed as incurred.

(iii) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Intangibles (continued)

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

(g) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Impairment

(i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Impairment (continued)

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(ii) Goodwill

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

(i) Share capital

(i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii) Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(j) Employee Benefits

(i) Short-term benefits

The provisions for employee entitlements to wages, salaries and annual leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

(ii) Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(j) Employee Benefits (continued)

(iii) Defined Contribution Superannuation Fund

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv) Share-based payment transactions

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met. The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

(k) Provisions - Warranties

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(l) Revenue Recognition

Revenues are recognised and measured at the fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i) Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

(ii) Sale of goods

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of the goods to customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Revenue Recognition (continued)

(iii) Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv) Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v) Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(m) Operating leases

(i) Operating lease payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(n) Finance expense

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds

(o) Income Tax

(i) Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii) Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(p) Operating segments - refer note 6

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s executive management team (the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the executive management team.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,

•	Nature of the production processes,

•	Type or class of customer for the products and services,

•	Methods used to distribute the products or provide the services, and if applicable

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(q) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the balance sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(r) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(s) Government grants

Government grants are recognised in the Statement of Financial Position as a liability when the grant is received. Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants received on compensation for expenses and losses already incurred or for the purpose of giving immediate financial support are recognised immediately in profit and loss for the period.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s) Government grants (continued)

When the grant relates to a discount on services to be rendered in the future, the fair value is credited to deferred revenue and is released to the income statement over the periods that the discounted services are rendered.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

(t) New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2010, but have not been applied in preparing this financial report:

Reference	Title	Summary		Application date of standard	Application date for Group
AASB 2009-5 (IAS annual improvement project)	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 5, 8, 101, 107, 117, 118, 136 & 139] [IFRS 5, 8, IAS 1, 7, 17, 18, 36, 39]

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments that relate to terminology and editorial changes are expected to have no or minimal effect on accounting except for the following:

The amendment to AASB 117 (IAS 17)removes the specific guidance on classifying land as a lease so that only the general guidance remains. Assessing land leases based on the general criteria may result in more land leases being classified as finance leases and if so, the type of asset which is to be recorded (intangible vs. property, plant and equipment) needs to be determined.

The amendment to AASB 101 (IAS 1) stipulates that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

The amendment to AASB 107 (IAS 7)explicitly states that only expenditure that results in a recognised asset can be classified as a cash flow from investing activities.

The amendment to AASB 118 (IAS 18) provides additional guidance to determine whether an entity is acting as a principal or as an agent. The features indicating an entity is acting as a principal are whether the entity:

				1 January 2010	1 July 2010
		•	has primary responsibility for providing the goods or service;
		•	has inventory risk;
		•	has discretion in establishing prices;
		•	bears the credit risk.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary		Application date of standard	Application date for Group

The amendment to AASB 136 (IAS 36) clarifies that the largest unit permitted for allocating goodwill acquired in a business combination is the operating segment, as defined in IFRS 8 before aggregation for reporting purposes.

The main change to AASB 139 (IAS 39) clarifies that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract.

The other changes clarify the scope exemption for business combination contracts and provide clarification in relation to accounting for cash flow hedges.

AASB 2009-8 (IFRS 2)	Amendments to Australian Accounting Standards - Group Cash-settled Share-based Payment Transactions [AASB 2] [IFRS 2]

This Standard makes amendments to Australian Accounting Standard AASB 2 Share-based Payment and supersedes Interpretation 8 Scope of AASB 2 and Interpretation 11 AASB 2 - Group and Treasury Share Transactions.

The amendments clarify the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when the entity has no obligation to settle the share-based payment transaction.

The amendments clarify the scope of AASB 2 (IFRS 2) by requiring an entity that receives goods or services in a share-based payment arrangement to account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash.

				1 January 2010	1 July 2010

AASB 9 and AASB 2009-11 (IFRS 9)

Amendments to Australian Accounting Standards arising from AASB 9

[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 121, 127, 128, 131, 132, 136, 139, 1023 & 1038 and Interpretations 10 & 12]

[IAS 1, 3, 4, 5, 7, IFRS 1, 2, 8, 12, 18, 21, 27, 28, 31, 32, 36, 39, 23, 38]

		The revised Standard introduces a number of changes to the accounting for financial assets, the most significant of which includes:		1 January 2013	1 July 2013
		•	two categories for financial assets being amortised cost or fair value
		•	removal of the requirement to separate embedded derivatives in financial assets

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary		Application date of standard	Application date for Group
•

strict requirements to determine which financial assets can be classified as amortised cost or fair value, Financial assets can only be classified as amortised cost if (a) the contractual cash flows from the instrument represent principal and interest and (b) the entity’s purpose for holding the instrument is to collect the contractual cash flows

•

an option for investments in equity instruments which are not held for trading to recognise fair value changes through other comprehensive income with no impairment testing and no recycling through profit or loss on derecognition

		•	reclassifications between amortised cost and fair value no longer permitted unless the entity’s business model for holding the asset changes
		•	changes to the accounting and additional disclosures for equity instruments classified as fair value through other comprehensive income

AASB 124 (Revised) (IAS 24 (Revised))	Related Party Disclosures (December 2009)	The revised AASB 124 simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, including:		1 January 2011	1 July 2011
		(a)	the definition now identifies a subsidiary and an associate with the same investor as related parties of each other;
		(b)	entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other; and
(c)

the definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other.

A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard	Application date for Group
AASB 2009-12 (IFRS 5, 8)(IAS 8, 10, 12, 19, 33, 37, 39, 23 & 31)	Amendments to Australian Accounting Standards [AASBs 5, 8, 108, 110, 112, 119, 133, 137, 139, 1023 & 1031 and Interpretations 2, 4, 16, 1039 & 1052]

This amendment makes numerous editorial changes to a range of Australian Accounting Standards and Interpretations.

In particular, it amends AASB 8 (IFRS 8) Operating Segments to require an entity to exercise judgement in assessing whether a government and entities known to be under the control of that government are considered a single customer for the purposes of certain operating segment disclosures. It also makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of IFRSs by the IASB.

			1 January 2011	1 July 2011

AASB 2010-4 (IAS annual improvement project)	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1, AASB 7, AASB 101, AASB 134 and Interpretation 13]

Emphasises the interaction between quantitative and qualitative AASB 7 (IFRS 7) disclosures and the nature and extent of risks associated with financial instruments.

Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

Provides guidance to illustrate how to apply disclosure principles in AASB 134 (IAS 34) for significant events and transactions

Clarify that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

			1 January 2011	1 July 2011

Interpretation 19	Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments

This interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognised and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment.

			1 July 2010	1 July 2010

The directors have not determined the impact of the above new and amended accounting standards.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group’s operations and its sources of revenue. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and term deposits with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also had a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a trade finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2010	2009
	$’000	$’000

Financial assets
Cash and cash equivalents	3,608	6,623
Other financial assets - short term deposits	—	3,500

	3,608	10,123

Financial liabilities
Interest bearing liabilities	—	—

The following sensitivity analysis is based on the interest rate risk exposures in existence at the balance sheet date:

At 30 June 2010, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2010	2009	2010	2009
	$’000	$’000	$’000	$’000

Consolidated
+1% (100 basis points)	36	66	—	—
-.5% (50 basis points)	(18)	(33)	—	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2010 as in 2009 because the only balances affected by interest rates are cash and interest-bearing loan balances.

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s balance sheet can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 17% of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 26% of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2010, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2010	2009
	$’000	$’000

Financial assets
Cash and cash equivalents	195	172
Trade and other receivables	308	190

	503	362

At 30 June 2010, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

	CONSOLIDATED
	2010	2009
	$’000	$’000

Financial assets
Cash and cash equivalents	23	82
Trade and other receivables	48	389

	71	471

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

At 30 June 2010, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post Tax Profit Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2010	2009	2010	2009
	$’000	$’000	$’000	$’000

Consolidated
AUD/USD/EURO +10%	(46)	(33)	—	—
AUD/USD/EURO -5%	26	19	—	—

The movements in profit in 2010 are more sensitive than in 2009 due to the higher level of US Dollar and Euro financial assets at balance date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

4. FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these financial assets (as outlined in each applicable note).

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties. An ageing of receivables is included in note 14.

Liquidity risk

The Group’s established a trade finance facility with its bankers during the reporting period. The Group does not have any other bank overdrafts, bank loans, preference shares, finance leases or committed available credit lines at 30 June 2010.

The only external borrowing of the Group are the trade finance facility repayable on terms not exceeding 180 days and the interest free Western Australian Government loan of $14,346,164 repayable in yearly instalments from May 2010 to May 2025.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2010. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2010. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	CONSOLIDATED
	2010	2009
	$’000	$’000

6 months or less	2,676	5,411
6-12 months	240	—
1-5 years	2,143	19,000
Over 5 years	11,763	—

	16,822	24,411

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

(a) Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. The review of plant & equipment identified a number of unique items of equipment with no likely future cash generating potential and as such $314,000 was written off during the comparative year. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale.

Taxation

The Group’s accounting policy for taxation requires management’s judgement as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgement is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

(b) Significant accounting estimates and assumptions

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 35. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 35. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. No impairment loss has been recognised in the current year in respect of goodwill.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

5. SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(b) Significant accounting estimates and assumptions (continued)

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 25.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturers’ warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, or the costs incurred or to be incurred cannot be measured reliably.

6. OPERATING SEGMENTS

Identification of reportable segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

Engineering services (consultancy)

The engineering services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments. The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Alternative fuels (sale of goods)

The alternative fuels business provides LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operates a spare parts business for LPG fuel systems.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensee of Orbital technologies. Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate management and finance and administration overhead expenses.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

6. OPERATING SEGMENTS (continued)

•	Share of profit from equity accounted investment.

•	Finance costs - including adjustments on provisions due to discounting.

•	Cash and cash equivalents.

•	Borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm’s length basis.

Geographical information

The engineering services and royalties and licences segments are managed on a worldwide basis. The alternative fuels segment is managed on an Australian basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the provision of engineering services, the sale of LPG fuel systems and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

Major customers

The Group has a number of customers to which it provides both products and services. The alternative fuels segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 22.9% of external revenue (2009: 26.8%). The next most significant customer which accounted for 12.1% (2009: 0.6%) of external revenue was in the engineering services segment. No other customer accounts for more than 10% of revenue.

(a) Operating segments

	Consulting Services		Alternative Fuels		Royalties and licences (i)		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment Revenue - external customers	9,621	8,798	6,203	6,264	1,199	1,115	17,023	16,177

Unallocated other revenue							242	336

Total Revenue							17,265	16,513

Segment profit/(loss)	1,031	319	(1,727)	(739)	37	(1,130)	(659)	(1,550)

Unallocated expenses - net (ii)							(4,027)	(3,556)
Gain on restructure of WA Government Loan							7,695	—
Finance costs							(755)	(722)
Profit on sale of interest in jointly controlled entity							—	3,678
Share of profit from equity accounted investment							1,874	1,846

Net profit/(loss) before related income tax							4,128	(304)

Income tax benefit/(expense)							388	(2,147)

Profit after tax attributable to members							4,516	(2,451)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

6. OPERATING SEGMENTS (CONTINUED)

(a) Operating segments

	Consulting Services		Alternative Fuels		Royalties and licences		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-cash (revenue) and expenses
Depreciation and amortisation	737	1,074	267	20	—	—	1,004	1,094
Equity settled employee compensation	127	122	49	8	1	1	177	131
Other non-cash (income)/expenses	(345)	72	—	—	—	—	(345)	72

Segment non-cash expenses	519	1,268	316	28	1	1	836	1,297

Equity settled employee compensation							163	192
Amortisation of non-interest bearing loans							626	722
Gain on restructure of WA Government Loan							(7,695)	—
Share of profit from equity accounted investment							(1,874)	(1,846)
Foreign exchange translation (gain)/loss							97	(564)

Total non-cash (revenue) and expenses							(7,847)	(199)

(i)	Licence and royalty costs include direct patent costs and research and development.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income. In FY10, unallocated expenses include $595,000 of due diligence and capital raising expenses for a proposed acquisition which did not proceed.

	Consulting Services		Alternative Fuels		Royalties and licences		Consolidated
	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Segment Assets	10,695	11,232	6,784	4,518	763	344	18,242	16,094

Unallocated assets
Cash							3,608	6,623
Other financial assets							—	3,500
Equity accounted investment in associate							11,534	11,264
Deferred tax asset							5,215	5,054

Consolidated Total Assets							38,599	42,535

Segment Liabilities	7,348	8,484	2,847	2,196	—	—	10,195	10,680

Unallocated liabilities
Income tax liabilities							—	(132)
Borrowings							7,604	14,873

Consolidated Total Liabilities							17,799	25,421

Consolidated Net Assets							20,800	17,114

Segment acquisitions of non current assets	827	3,052	1,695	344	—	—	2,522	3,396

Acquisitions of non-current assets represent acquisitions of property, plant and equipment of $1,394,000 and development of intangibles of $1,128,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

6. OPERATING SEGMENTS (CONTINUED)

(b) Geographic information

	Americas		Europe		Asia		Australia		Consolidated
	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000	2010 $’000	2009 $’000
Revenue - external customers	4,032	3,523	282	1,844	3,665	2,295	9,044	8,515	17,023	16,177

Non-current assets	16,749	16,318	—	—	—	—	9,436	7,930	26,185	24,248

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

7. OTHER REVENUE

	CONSOLIDATED
	2010	2009
	$’000	$’000
Interest revenue	242	336

8. OTHER INCOME

Gain/(loss) on sale of property, plant and equipment	41	—
Automotive Competitiveness and Investment Scheme credits (a)	538	120
Net foreign exchange gains	—	564
Government grant arising onrestructure of non interest bearing loan (refer note 26)	7,695	—
Grant income	330	—
Gain on sale of interest in investment accounted for using the equity method (see note 16(f))	—	3,678
Other	155	8

	8,759	4,370

(a)	The Group receives Automotive Competitiveness and Investment Scheme credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

9. EXPENSES

(a) Employee benefits expense

Salaries and wages	8,761	8,019
Contributions to defined contributions superannuation funds	914	890
Equity settled transactions	339	323
(Decrease)/Increase in liability for annual leave	(110)	5
(Decrease)/Increase in liability for long service leave	98	(60)
Other associated personnel expenses	790	643

	10,792	9,820

(b) Finance costs

Interest on borrowings	129	4
Non-cash interest expense WA Government Loan	626	722

	755	726

(c) Other expenses

Occupancy	786	666
Administration	284	217
Marketing	97	29
Investor relations	88	74
(Write-back)/allowance for impairment of receivables	(114)	174
Net foreign exchange losses	97	—
Loss on sale of property, plant and equipment	—	322
Other	293	50

	1,531	1,532

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

9. EXPENSES (continued)

(d) Cost of sales

	CONSOLIDATED
	2010	2009
	$’000	$’000
Raw materials and consumables used	5,245	6,284
Change in inventories	(638)	(1,387)

	4,607	4,897

(e) Lease payments included in income statement

Minimum lease payments - operating lease	171	75

(f) Research and development costs

Research and development costs charged directly to the income statement:
- LPI development	275	564
- Other research & development	877	1,246

	1,152	1,810

10. TAXATION

(a) Recognised in the income statement

Current income tax
Current year (expense)/benefit	79	(165)
Prior year under provided	(108)	(251)

	(29)	(416)

Deferred tax
Relating to originating and reversing temporary differences	(2,826)	(147)
(Expense)/benefit on derecognition/recognition of tax losses	3,243	(398)
Expense on derecognition of tax losses arising from the disposal of an interest in Synerject	—	(1,186)

	417	(1,731)

Total income tax (expense)/benefit in income statement	388	(2,147)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

10. TAXATION (continued)

(b) Numerical reconciliation between tax benefit and pre-tax net profit

	CONSOLIDATED
	2010	2009
	$’000	$’000
(Loss)/Profit before tax	4,128	(304)

Income tax using the statutory tax rates	(1,238)	91
Australian
- Non deductible expenditure	(1,193)	(1,886)
- Non assessable items	444	1,938
- Deferred tax assets not brought to account in prior years now recognised	1,987	(143)
Foreign
- Net withholding tax recouped/(paid)	202	(30)
- United States of America Federal and State taxes	(123)	(135)
- Under provided for in prior periods	(108)	(251)
- Deferred tax asset recognised/(derecognised)	417	(1,731)

Income tax (expense)/benefit on pre-tax net profit	388	(2,147)

(c) Tax consolidation

(i) Members of the tax consolidated group and the tax sharing arrangement

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

11. EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2010 was based on the profit/(loss) attributable to ordinary shareholders of $4,515,451 (2009: loss $2,451,250) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2010 of 480,866,792 shares (2009: 477,563,792 shares), calculated as follows:

	CONSOLIDATED
	2010	2009
	$	$

Profit/(loss) attributable to ordinary shareholders	4,515,451	(2,451,250)

Weighted average number of ordinary shares	Number	Number

Issued ordinary shares at 1 July	478,885,050	474,563,192
Effect of shares issued for the ELTSP	1,197,364	2,102,030
Effect of shares issued for the ESP No.1	784,348	898,570

Weighted average number of ordinary shares at 30 June	480,866,762	477,563,792

Effect of potential dilutive ordinary shares	5,391,250	—

Weighted average number of potential dilutive ordinary shares at 30 June	486,258,012	477,563,792

Earnings per share	cents	cents

Basic earnings per share	0.94	(0.51)

Diluted earnings per share	0.93	(0.51)

Shares granted to employees (including Key Management Personnel) as described in note 35 are considered to be potential ordinary shares and have been included in the determination of the diluted earnings per share to the extent they are dilutive. These potential ordinary shares have not been included in the determination of basic earnings per share. In the current year, 5,391,250 potential shares which are issuable under the ELTSP have been included in the diluted earnings per share calculation. The 11,500,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future performance. Of the total ELTSP rights outstanding, 13,158,750 rights, which are contingent on achieving future KPIs, have been excluded from the diluted earnings per share calculation.

12. CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2010	2009
	$’000	$’000
Cash at bank	148	220
Cash at bank - US dollars	195	172
Cash at bank - European currency units	23	82
At call deposits - financial institutions	3,242	3,657
Bank bills	—	2,492

	3,608	6,623

All bank bills are endorsed by the Group’s banker and are for terms of no more than 90 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

13. OTHER FINANCIAL ASSETS

	CONSOLIDATED
	2010	2009
	$’000	$’000
Short term deposits - financial institutions	—	3,500

	—	3,500

Short term deposits represents term deposits with financial institutions for periods greater than 90 days and less than 365 days earning interest at the respective term deposit rates at time of lodgement.

Due to the short term nature of the deposits carrying value approximates fair value. Short term deposits are only invested with a major financial institution to minimise the risk of default of counterparties.

14. TRADE AND OTHER RECEIVABLES

Current
Trade receivables	4,138	4,777
Allowance for impairment loss (a)	(116)	(230)

	4,022	4,547

Accrued royalties	734	344
Accrued interest	—	11
Taxation instalments	141	—
Other receivables	71	69
Prepayments	116	109

	5,084	5,080

(a) Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of $116,000 (2009: $230,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(230)	(428)
Write-back/(charge) for the year	114	(174)
Amounts written off	—	372

At 30 June	(116)	(230)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

14. TRADE AND OTHER RECEIVABLES (continued)

(a) Allowance for impairment loss (continued)

At 30 June, the ageing analysis of trade receivables is as follows:

	Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2010 Consolidated	4,138	2,494	1,009	419	100	116

2009 Consolidated	4,777	3,421	609	38	479	230

*	Past due not impaired (‘PDNI’)

Considered impaired (‘CI’)

Receivables past due but not considered impaired are $519,000 (2009:$517,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b) Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(c) Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

15. INVENTORIES

	CONSOLIDATED
	2010	2009
	$’000	$’000
Materials and production supplies - at lower of cost and net realisable value	3,722	3,084

(a) Inventory expense

Inventories recognised as an expense for the year ended 30 June 2010 totalled $4,607,000 (2009: $4,897,000) for the Group. This expense has been included in the Income Statement as changes in inventories and raw materials and consumables used.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

16. INVESTMENT IN ASSOCIATE

(a) Interest in Synerject LLC

On 31 March 2009 the Group sold an 8% share of Synerject LLC to Continental Corporation. The sale of the interest to Continental Corporation resulted in a loss of joint control of Synerject, as such the investment is now recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

The Group has the following interests in Synerject:

Name	Principal activities	Country of incorporation	Financial Year end	30 June Ownership
				2010	2009
Synerject LLC	Manufacture of engine management systems	USA	31 December	42%	42%

Summarised financial information relating to Synerject at 30 June 2010 is as follows:

	Revenues (100%) US$’000	Profit (100%) US$’000	Total Assets (100%) US$’000	Total Liabilities (100%) US$’000	Net assets (100%) US$’000
30 June 2010	90,375	4,744	46,071	29,688	16,383

30 June 2009	74,635	3,662	38,892	25,069	13,823

	Revenues (100%) A$’000	Profit (100%) A$’000	Share of Synerject’s net profit recognised A$’000	Total Assets (100%) A$’000	Total Liabilities (100%) A$’000	Net assets as reported by Synerject (100%) A$’000	Share of Synerject’s net assets equity accounted A$’000
30 June 2010	104,323	5,476	1,874	53,478	34,461	19,017	11,534

30 June 2009	102,198	5,014	1,846	47,551	30,650	16,901	11,264

(b) Movements in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2010	2009
	$’000	$’000
Beginning of year	11,264	13,109
Share of profits after tax	1,874	1,846
Share of reserves	(357)	(318)
Dividends received	(677)	(4,577)
Sale of interest	—	(2,253)
Unrealised foreign exchange movements	(570)	3,457

End of year	11,534	11,264

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

16. INVESTMENT IN ASSOCIATE (continued)

(c ) Results of Synerject

	CONSOLIDATED
	2010	2009
	$’000	$’000
Share of Synerject’s profit before income tax	2,363	2,322
Share of income tax expense	(87)	(293)

Share of Synerject’s net profit - as disclosed by Synerject	2,276	2,029
Adjustments:
- dissimilar accounting treatment with respect to revenue recognition	(402)	—
- dissimilar accounting treatment with respect to development expenditure	(354)	(477)
- dissimilar accounting treatment with respect to intangibles	354	294

Share of jointly controlled entity’s net profit accounted for using the equity method	1,874	1,846

(d) Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:
Within one year	649	618
One year or later and no later than five years	1,349	1,603
Later than 5 years	741	1,190

	2,739	3,411

(e) Gain on sale of interest in Synerject

Proceeds on disposal	—	5,931
Carrying value of investment in Synerject disposed of	—	2,253

Gain on sale of interest	—	3,678

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

17. DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2010	2009	2010	2009	2010	2009
	$’000	$’000	$’000	$’000	$’000	$’000

Tax value of US loss carry-forwards recognised	5,215	5,054	—	—	5,215	5,054
Other net temporary differences	2,197	217	(2,197)	(217)	—	—

Net tax assets	7,412	5,271	(2,197)	(217)	5,215	5,054

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

		Consolidated
		2010	2009
		$’000	$’000
	Australia (net at 30%)
	Tax losses	18,150	17,311
	Timing difference from provision for capital loss on investment	1,934	1,934
	Other net temporary differences (a)	(982)	1,844

		19,102	21,089

	United States of America (net at 34%)
	Tax losses	13,652	14,528
	Other net temporary differences	5,075	5,647

		18,727	20,175

(a)	Other net temporary differences
	Annual leave	259	310
	Long service leave	401	390
	Staff bonus	173	—
	Revenue in advance	189	1,361
	Other	193	(97)
	Government loan	(2,023)	—
	Accelerated depreciation: plant & equipment	(174)	(120)

		(982)	1,844

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2010, the available tax carry forward losses of US$45,034,834 (2009: US$47,106,771) expire between the years 2010 and 2024.

Movement in temporary differences during the year

	Consolidated
	Balance 1-Jul-08	Recognised in income	Recognised in equity	Balance 30-Jun-09
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,494	(1,731)	1,291	5,054

Net tax assets	5,494	(1,731)	1,291	5,054

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

17. DEFERRED TAX ASSETS AND LIABILITIES (continued)

	Consolidated
	Balance 1-Jul-09	Recognised in income	Recognised in equity	Balance 30-Jun-10
	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,054	417	(256)	5,215

Net tax assets	5,054	417	(256)	5,215

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

18. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED
	2010	2009
	$’000	$’000
Freehold land
At cost	1,091	1,091

Buildings
At cost	3,057	3,057
Less: accumulated depreciation	(1,137)	(1,055)

	1,920	2,002

Plant and equipment
At cost	22,336	20,992
Less: accumulated depreciation	(17,436)	(16,688)

	4,900	4,304

Total property, plant and equipment - net book value	7,911	7,397

Reconciliations

Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at beginning of year	1,091	1,091

Carrying amount at end of year	1,091	1,091

Buildings
Carrying amount at beginning of year	2,002	2,083
Depreciation	(82)	(81)

Carrying amount at end of year	1,920	2,002

Plant and equipment
Carrying amount at beginning of year	4,304	2,412
Additions and transfers	1,394	224
Assets under construction	—	3,003
Disposals	(3)	(322)
Depreciation	(795)	(1,013)

Carrying amount at end of year	4,900	4,304

Total
Carrying amount at beginning of year	7,397	5,586

Carrying amount at end of year	7,911	7,397

All property, plant and equipment of the Group are subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

19. INTANGIBLES AND GOODWILL

	CONSOLIDATED
	2010	2009
	$’000	$’000
Goodwill acquired in business combination	363	363
Capitalised development expenditure	1,162	170

	1,525	533

Reconciliations

Reconciliations of the carrying amounts for capitalised development expenditure

Carrying amount at beginning of year	170	—
Additions and transfers	1,128	170
Amortisation	(136)	—

Carrying amount at end of year	1,162	170

Goodwill

The goodwill arose on the acquisition of Boral Alternative Fuel Systems on 26 June 2008.

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Using a value in use calculation based on management’s three year forecast, there is no impairment of goodwill at balance date. No reasonably possible changes in the key inputs would lead to impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems have been capitalised as the product is technically and commercially feasible and the Group has sufficient resources to complete development.

20. TRADE PAYABLES AND OTHER LIABILITIES

Current
Trade creditors and accruals	2,047	2,063
Revenues received in advance	629	1,778

	2,676	3,841

(a) Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

21. INTEREST BEARING LOANS AND BORROWINGS

Current
Loans and advances - secured (a)	2,056	1,520

(a) Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,800,000 (2009: $4,605,000).

(b) Maturity

All loans and advances have a maturity of no greater than 180 days.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

21. INTEREST BEARING LOANS AND BORROWINGS (continued)

(c) Interest

Interest calculations are based on fixed interest rates applicable at the date of drawdown and payable on maturity. The average interest rate on borrowings outstanding at reporting date is 8.00% (2009: 6.72%).

(d) Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e) Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

22. FINANCING ARRANGEMENTS

The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

	CONSOLIDATED
	2010	2009
	$’000	$’000
Total facilities available
Forward exchange contracts facility	350	170
Trade finance facility	2,500	3,500
Corporate credit card facility	200	185
Multi-option credit facility	750	750

	3,800	4,605

Facilities utilised at balance date
Forward exchange contracts facility	—	—
Trade finance facility	2,056	1,520
Corporate credit card facility	29	32
Multi-option credit facility	—	—

	2,085	1,552

Facilities not utilised at balance date
Forward exchange contracts facility	350	170
Trade finance facility	444	1,980
Corporate credit card facility	171	153
Multi-option credit facility	750	750

	1,715	3,053

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,800,000 (2009: $4,605,000).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

23. EMPLOYEE BENEFITS

	CONSOLIDATED
	2010	2009
	$’000	$’000
(a) Current	2,420	1,033

(b) Non-Current	455	1,302

(c) Aggregate Liability for employee entitlements	2,875	2,335

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	3.5%	2.5%
Discount rate at 30 June	5.2%	5.7%
Settlement term (years)	10	10

Number of employees
Number of employees at year end	102	93

24. DEFERRED REVENUE

(a) Current

Deferred revenue for operation of heavy duty engine testing facility	316	—

(b) Movement in deferred revenue

At 1 July	—	—
Transferred from government grants (see note 27)	512	—
Released to the income statement	(196)	—

At 30 June	316	—

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred from government grants (see note 27) and recorded as deferred revenue.

The deferred revenue will be recognised as income over the periods in which the Commonwealth utilises the Heavy Duty Engine Testing Facility at discounted rates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

25. OTHER PROVISIONS

(a) Current

	CONSOLIDATED
	2010	2009
	$’000	$’000
Warranties	119	92
Other	54	—

	173	92

(b) Reconciliations

Reconciliations of the carrying amounts for each class of provisions are set out below:

Warranties - current
Carrying amount at beginning of year	92	90
Arising during the year	67	33
Utilised	(40)	(31)

Carrying amount at end of year	119	92

Other provisions - current
Carrying amount at beginning of year	—	36
Provision made during the year	54	(36)

Carrying amount at end of year	54	—

26. LONG TERM BORROWINGS

Non-Current
Loans and advances - secured (a)	7,604	14,873

	7,604	14,873

(a)	The Government of Western Australia had previously provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. During the year Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•	Term - 2010 to 2025.
•	Repayments - Commencing May 2010 at $200,000 per annum.
•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.
•	Interest free.

The restructured loan’s net fair value at 27 January 2010 utilising a market interest rate of 6.52% was $7,558,000 which compares to the carrying value of the old loan of $15,253,000 at that date. In accordance with the Accounting Standards, the benefit of the interest free government loan amounting to $7,695,000 has been accounted for as a government grant.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

The fair value of the loan 2010: $7,184,041 (2009:$14,789,797) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2010: 7.17% (2009: 5.22%)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

27. GOVERNMENT GRANTS

	CONSOLIDATED
	2010	2009
	$’000	$’000
Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	—

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,874	2,760

Total government grants deferred	2,099	2,760

(a) Movement in government grants

At 1 July	2,760	—
Received during the year	—	2,760
Transferred to deferred revenue	(512)	—
Released to the income statement	(149)	—

At 30 June	2,099	2,760

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred to deferred revenue (see note 24) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

28. SHARE CAPITAL

Ordinary shares	19,261	19,055

	Number	$’000
Movement in ordinary shares on issue
At 1 July 2008	474,563,192	225,720

Shares issued pursuant to employee share plans	4,321,858	335
Cancelled share capital (a)	—	(207,000)

At 30 June 2009	478,885,050	19,055

Shares issued pursuant to employee share plans	3,088,894	206

At 30 June 2010	481,973,944	19,261

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

(a) Cancelled share capital

At the Annual General Meeting of Shareholders held on 22 October 2008, shareholders approved the reduction of share capital of $207,000,000 by way of a credit from share capital to accumulated losses to recognise that the accumulated losses were permanently lost.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

28. SHARE CAPITAL (continued)

(b) Capital management

When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as contributed shareholder equity and has no current plans to change the share capital.

29. RETAINED PROFITS/(ACCUMULATED LOSSES) AND RESERVES

(a) Movements in retained profits/(accumulated losses) were as follows:

	CONSOLIDATED
	2010	2009
	$’000	$’000
Balance 1 July	(3,224)	(207,773)
Cancelled share capital	—	207,000
Net profit/(loss)	4,516	(2,451)

Balance 30 June	1,292	(3,224)

(b) Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Cash Flow Hedge Reserve	Total
Consolidated	$’000	$’000	$’000	$’000

Balance 1 July 2008	896	(3,281)	(72)	(2,457)
Equity-settled transaction-employee shares	236	—	—	236
Transfer to share capital	(248)	—	—	(248)
Other comprehensive income	—	3,680	72	3,752

Balance at 30 June 2009	884	399	—	1,283

Balance 1 July 2009	884	399	—	1,283
Equity-settled transaction-employee shares	250	—	—	250
Transfer to share capital	(117)	—	—	(117)
Other comprehensive income	—	(1,169)	—	(1,169)

Balance at 30 June 2010	1,017	(770)	—	247

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

29. RETAINED PROFITS/(ACCUMULATED LOSSES) AND RESERVES (continued)

(c) Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. Refer to note 35 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Cash flow hedge reserve

This reserve records the Group’s portion of Synerject LLC’s gain or loss on a hedging instrument in a cash flow hedge that is determined to be an effective hedge.

30. CONSOLIDATED ENTITY

	Note	Class of Shares	Consolidated Entity Interest
			2010	2009
			%	%
Ultimate Parent Entity
- Orbital Corporation Limited

Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd	(a)	Ord	100	100
- S T Management Pty Ltd	(a)	Ord	100	100
- OFT Australia Pty Ltd	(a)	Ord	100	100
- Investment Development Funding Pty Ltd	(a)	Ord	100	100
- Power Investment Funding Pty Ltd	(a)	Ord	100	100
- Orbital Environmental Pty Ltd	(a)	Ord	100	100
- Orbital Share Plan Pty Ltd	(b)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	(a)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(a)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(a)	Ord	100	100

(a)	Dormant for the years ended 30 June 2010 and 30 June 2009.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

31. INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2010	2009
	$’000	$’000
Current assets	22	517
Total assets	41,494	44,550

Current liabilities	—	13,549
Total liabilities	20,694	28,422

Issued capital	19,261	19,055
Retained profits/(accumulated losses)	522	(3,811)
Employee equity benefits reserve	1,017	884

Total shareholders’ equity	20,800	16,128

Profit or loss of the parent entity	4,270	315
Total comprehensive income of the parent entity	4,270	315

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd’s outstanding liabilities to Westpac Banking Corporation.

32. RELATED PARTIES

(a) Identity of related parties

The Group has a relationship with its subsidiaries (see note 30), investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 33).

(b) Controlled Entities

Details of interest in controlled entities are set out in Note 30.

(c) Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i) Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2010	2009
	$’000	$’000
Receivables
Current	3	14

Payables
Current	110	—

(ii) Transactions

During the year the Group provided engineering services to Synerject LLC of $nil (2009: $81,000) and purchased goods and services to the value of $190,000 (2009: $140,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

33 KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairperson)

Mr JG Young

Dr MT Jones

Dr V Braach-Maksvytis

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Mr BA Fitzgerald (Director of Sales & Marketing)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2010	2009
	$	$

Short-term employee benefits	1,587,275	1,233,798
Post-employment benefits	132,605	129,491
Equity compensation benefits	225,737	165,918

	1,945,617	1,529,207

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interest at year-end.

Loans to key management personnel and their related parties.

The Group have not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management person or their related parties at year-end

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

33 KEY MANAGEMENT PERSONNEL (continued)

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-10
			ESP #1	ELTSP
Non-executive directors
Mr WP Day	100,000	—	—	—	—	—	100,000
Mr JG Young	748,537	—	—	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	180,000	—	—	—	—	—	180,000

Executive directors
Mr TD Stinson (c)	1,201,000	1,100,000	—	—	—	(120)	2,300,880

Executives
Mr KA Halliwell	941,890	—	16,246	409,200	—	—	1,367,336
Mr BA Fitzgerald	675,174	—	16,246	341,000	—	—	1,032,420
Dr GP Cathcart	303,464	—	16,246	161,200	—	—	480,910

	Held at 1-Jul-08	Purchases	Granted as compensation		Sales	Other(b)	Held at 30-Jun-09
			ESP #1	ELTSP
Non-executive directors
Mr WP Day	100,000	—	—	—	—	—	100,000
Mr JG Young	248,537	500,000	—	—	—	—	748,537
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	—	180,000	—	—	—	—	180,000
Mr JR Marshall	66,880	—	—	—	—	(66,880)	—

Executive directors
Mr TD Stinson	—	1,201,000	—	—	—	—	1,201,000

Executives
Mr KA Halliwell	499,656	—	19,234	423,000	—	—	941,890
Mr BA Fitzgerald	304,940	—	19,234	351,000	—	—	675,174
Dr GP Cathcart	167,230	—	19,234	117,000	—	—	303,464

(a)	As a result of a change to the ratio of ADRs to ordinary shares the equivalent ordinary shares of Mr Stinson were rounded down to the nearest multiple of 160.
(b)	Represents shareholding at time that Mr JR Marshall ceased to be a Director.
(c)	Mr Stinson’s shareholding of 2,300,880 is represented by 6,618 ADRs and 1,242,000 ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

33 KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10
Executive directors
Mr TD Stinson	1,300,000	5,250,000	—	—	—	6,550,000

Executives
Mr KA Halliwell	1,630,000	2,665,000	—	(409,200)	(250,800)	3,635,000
Mr BA Fitzgerald	1,420,000	2,460,000	—	(341,000)	(209,000)	3,330,000
Dr GP Cathcart	830,000	1,995,000	—	(161,200)	(98,800)	2,565,000

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09
Executive directors
Mr TD Stinson	—	1,300,000	—	—	—	1,300,000

Executives
Mr KA Halliwell	1,400,000	700,000	—	(423,000)	(47,000)	1,630,000
Mr BA Fitzgerald	1,110,000	700,000	—	(351,000)	(39,000)	1,420,000
Dr GP Cathcart	560,000	400,000	—	(117,000)	(13,000)	830,000

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-09	Offered	Forfeited	Vested	Expired	Held at 30-Jun-10
Executive directors
Mr TD Stinson	11,500,000	—	—	—	—	11,500,000

	Held at 1-Jul-08	Offered	Forfeited	Vested	Expired	Held at 30-Jun-09
Executive directors
Mr TD Stinson	—	11,500,000	—	—	—	11,500,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

34. NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of cash flows from operating activities

		CONSOLIDATED
	NOTE	2010	2009
		$’000	$’000

Profit/(loss) after income tax		4,516	(2,451)
Adjustments for:
(Profit)/Loss on sale of property, plant and equipment	8	(41)	322
Depreciation	18	877	1,094
Amortisation	19	136	—
Amortisation of deferred revenue and government grants		(345)	—
Allowance for doubtful debts		(114)	174
Bad debts written off		—	(372)
Amortisation of non-interest bearing loans		626	722
Gain on restructure of non-interest bearing loans		(7,695)	—
Amounts set aside to warranty and other provisions		(133)	(34)
Profit on sale of interest in equity accounted investment		—	(3,678)
Share of net profit of equity accounted investment		(1,874)	(1,846)
Employee compensation expense		339	323
Non cash changes in tax balances		(417)	2,697
Net foreign exchange (gains)/losses		97	(564)

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(4,028)	(3,613)

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		28	2,316
Decrease/(increase) in inventories		(638)	(1,387)
Increase in intangibles		—	(12)
(Decrease)/increase in payables		(951)	654
(Decrease)/increase in employee provisions		540	(55)

		(1,021)	1,516

Net cash used in operating activities		(5,049)	(2,097)

35. SHARE-BASED PAYMENT PLANS

(a) Recognised share-based payment expenses

The expense recognised for employee services received during the year is shown in the table below:

Expense arising from equity-settled share-based payment transactions	339	323

The share-based payment plans are described below. The performance hurdles for the Executive Long Term Share Plan were changed during the current year. Entitlements to shares are based 50% of Total Shareholder Return and 50% on Earnings Per Share. Prior to the current year the performance hurdles were based 100% on Total Shareholder Return.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

35. SHARE BASED PAYMENT PLANS (CONTINUED)

(b) Employee share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During the year there were 1,445,894 (2009: 1,673,358) shares issued under Plan 1 to eligible employees at a market value on the day of issue of $89,000 (2009: $87,000).

(c) Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index). The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2009 and ending on 31 August 2012 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will be issued at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

(b)	50% of the shares offered will be issued if the Company achieves earnings in excess of 1.5 cents per share for the year ending 30 June 2012.

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. In 2010 1,643,000 (2009: 2,648,500) rights were issued in accordance with the terms of the plan.

At the Company’s Annual General Meeting in October 2009, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 14,360,000 rights under the plan were offered to 7 executives (2009: 4,100,000 rights offered to 10 executives).

Summary of rights granted under the ELTSP

	2010 No.	2009 No.
Outstanding at the beginning of the year	7,800,000	7,435,000
Granted during the year	14,360,000	4,100,000
Forfeited during the year	(960,000)	(907,500)
Vested during the year and shares issued	(1,643,000)	(2,648,500)
Expired during the year	(1,007,000)	(179,000)

Outstanding at the end of the year	18,550,000	7,800,000

The outstanding balance as at 30 June 2010 is represented by:

•	935,000 rights with a fair value at grant date of $0.173 that will potentially vest in August 2010;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

35. SHARE BASED PAYMENT PLANS (CONTINUED)

•	3,950,000 rights with a fair value at grant date of $0.058 that will potentially vest in August 2011; and

•	13,665,000 rights with a fair value at grant date of $0.046 that will potentially vest in August 2012.

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of rights on grant date:

Grant Date	Life	Fair Value per share	Exercise Price	Price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-07	3 years	17.3 cents	nil	22.0 cents	45.40%	6.20%
31-Aug-08	3 years	5.8 cents	nil	7.9 cents	62.70%	5.68%
31-Aug-09	3 years	3.8 cents	nil	5.5 cents	65.00%	5.03%

(d) Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

The Terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 11,500,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair Value at grant date $
1	2,000,000	$0.25	94,000
2	2,000,000	$0.50	70,000
3	2,000,000	$0.75	56,000
4	2,000,000	$1.00	46,000
5	1,250,000	$2.00	16,250
6	1,250,000	$3.00	11,250
7	1,000,000	$5.00	5,000

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

35. SHARE BASED PAYMENT PLANS (CONTINUED)

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended 30 June 2010.

36. DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

37. COMMITMENTS

(a) Operating leases

	CONSOLIDATED
	2010	2009
	$’000	$’000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	184	182
- Later than one year but not later than five years	3	165
- later than five years	—	3

	187	350

The Group leases plant & equipment under operating leases. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2010, $171,081 was recognised as an expense in the income statement in respect of operating leases (2009:$75,240).

(b) Other

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:

- Not later than one year	391	391
- Later than one year but not later than five years	1,073	1,464

	1,464	1,855

38. CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2010—(Continued)

38. CONTINGENT LIABILITIES (continued)

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

39. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

40. REMUNERATION OF AUDITORS

	CONSOLIDATED
	2010	2009
	$	$
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports	374,420	278,950

Amounts received or due and receivable for taxation services by:
Auditors of the Company	10,055	10,000

Amounts received or due and receivable for other services by:
Auditors of the Company	5,627	49,726

Total auditors’ remuneration	390,102	338,676

The Auditors of the Group in 2010 and 2009 were Ernst & Young.

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2010

1.	In the opinion of the Directors of Orbital Corporation Limited (“the Company”):

(a)	the financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited, of the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Group as at 30 June 2010 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001.

(b)	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 2(a).

(c)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(d)	This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2010.

Signed in accordance with a resolution of Directors:

/S/ W P DAY	/S/ T D STINSON
W P DAY	T D STINSON
Chairman	Managing Director

Dated at Perth, Western Australia this 26th day of August 2010

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the Financial Report

We have audited the accompanying financial report of Orbital Corporation Limited, which comprises the statement of financial position as at 30 June 2010, and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Liability limited by a scheme approved

under Professional Standards Legislation

Auditor’s Opinion

In our opinion:

1.	the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity’s financial position at 30 June 2010 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001.

2.	the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 7 to 12 of the directors’ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion the Remuneration Report of Orbital Corporation Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

/S/ ERNST & YOUNG
Ernst & Young

/S/ G LOTTER
G Lotter
Partner
Perth

26 August 2010

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 31 July 2010 there were 5,550 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 31 July 2010

Equity Trustees Limited SGH PI Smaller Co’s	29,332,832	6.20%
(as notified on 13 June 2007)

Distribution of Shareholdings as at 31 July 2010

1-1,000	545
1,001-5,000	1,706
5,001-10,000	958
10,001-100,000	1,902
100,001 and over	439

5,550

Total Shares on Issue	481,973,944

Number of shareholders holding less than a marketable parcel	3,660

Top 20 Shareholders as at 31 July 2010

NAME	NUMBER OF SHARES HELD	% OF SHARES
National Nominees Limited*	112,332,425	23.31%
Equity Trustees Limited SGH PI Smaller Co’s	32,036,625	6.65%
Colbern Fiduciary Nominees Pty Limited	9,654,964	2.00%
Bond Street Custodians Limited	8,476,500	1.76%
Morgan Stanley Australia Securities (Nominee) Pty Limited	8,347,700	1.73%
Hotlake Pty Ltd	8,000,000	1.66%
Equity Trustees Limited SGH Tiger A/C	7,929,005	1.65%
Mr Christopher Ian Wallin & Ms Fiona Kay Wallin	6,892,000	1.43%
Nefco Nominees Pty Limited	6,764,999	1.40%
Twokind Pty Ltd	5,750,000	1.19%
Ms Barbara Lynn Gallisath	4,419,298	0.92%
Annapurna Pty Limited	4,200,000	0.87%
Mr Darryl James Smalley	4,000,000	0.83%
Dr Colin Rose	3,134,067	0.65%
Mr Michael William Ford & Mrs Nina Bette Ford	3,113,092	0.65%
Texas Holdings Pty Ltd	2,982,608	0.62%
Mr Murray Gordon Scott	2,576,730	0.53%
Ms Kerry Moran	2,400,000	0.50%
Mr David John Massey	2,133,333	0.44%
Kongming Investments Limited	2,000,000	0.41%

	237,143,346	49.20%

The twenty largest shareholders hold 49.20% of the ordinary shares of the Company.

*	Denotes The Bank of New York Mellon nominee company for United States American Depository Receipts. This nominee company is the main representative body for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

Peter Day - Chairman

Terry Stinson - Chief Executive Officer

Grahame Young

Mervyn Jones

Vijoleta Braach-Maksvytis

COMPANY SECRETARY

Ian Veitch

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTMY”)

AUDITORS

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia, 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on                                                   its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: 31 August 2010	By	/S/ IAN VEITCH
(Signature)*
Ian Veitch Company Secretary